Exhibit 2.1

DISPOSITION AGREEMENT

This Disposition Agreement (this “Agreement”) is made effective as of March 25, 2020, by and among Chanticleer Holdings, Inc., a Delaware corporation (“Public Company”) and Amergent Hospitality Group, Inc. a Delaware corporation (“Spin-Off Entity”). Each of Public Company and Spin-Off Entity are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, prior to the Merger of the Merger Sub into the Merger Partner pursuant to the Merger Agreement (the “Merger”) the current stockholders of Public Company (“Public Company Equityholders”), own 100% of the outstanding shares of common stock of Public Company.

WHEREAS, Public Company is engaged in the business of owning, operating and franchising fast casual dining concepts domestically and internationally (collectively, the “Spin- Off Business”).

WHEREAS, Biosub Inc., a Delaware corporation (“Merger Sub”) is a wholly owned subsidiary of Public Company specially formed for the sole purpose of entering into and consummating the transactions described in that certain Agreement and Plan of Merger, dated as of October 10, 2019, as amended, by and between Sonnet Biotherapeutics, Inc., a New Jersey Corporation (“Merger Partner”), Public Company, and Merger Subsidiary (the “Merger Agreement”).

WHEREAS, as of the date of this Agreement, Public Company holds equity in each of the entities listed on Exhibit A (collectively, the “Subsidiaries”), which equity constitutes those portions of the outstanding equity of such entities as listed on Exhibit A. For the avoidance of doubt, the Subsidiaries do not include Merger Sub, and Merger Sub has no interest in or involvement with the Spin-Off Business.

WHEREAS, on the terms and conditions set forth herein and before the merger of the Merger Sub into Merger Partner pursuant to the Merger Agreement, Public Company desires to transfer all of its assets and liabilities (but excluding the equity of Merger Sub) to Spin-Off Entity, and thereafter, to distribute the equity of Spin-Off Entity to the Public Company Equityholders.

WHEREAS, the Parties desire to ensure that each eligible Subsidiary (or any eligible subsidiary of such Subsidiary) makes a valid election under section 754 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the corresponding provisions of state and local income tax law for the taxable year of each such Subsidiary that includes the date of the Distribution.

WHEREAS, after the Contribution and Distribution (as each is defined below), the Public Company Equityholders shall own 100% of the equity of Spin-Off Entity.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the Parties, intending legally to be bound, agree as follows:

1. Contribution and Disposition. Subject to the terms and conditions set forth herein, the Parties agree as follows:

(a) At 11:59PM EST on the day prior to the Merger (the “Spin-Off Date”), and to satisfy conditions precedent in the Merger Agreement, Public Company agrees to transfer and contribute to Spin-Off Entity, and Spin-Off Entity agrees to acquire and assume (i) all of Public Company’s right, title, and interest in and to all of the assets, properties, claims and rights (in each case, wherever located and whether disclosed or undisclosed, real or personal, tangible or intangible) used in, necessary for, or held in connection with the Spin-Off Business (including, the equity of the Subsidiaries owned as of the time of such contribution); but, for the avoidance of doubt, not including the equity of Merger Sub) and (ii) all of Public Company’s obligations and liabilities, whether existing prior to, on or after the date of this Agreement, and any liabilities arising from or relating to the Spin-Off Business existing or related to events existing or occurring prior to the date of this Agreement (collectively, the “Contribution”).

(b) Immediately prior to the Merger, Public Company agrees to distribute 100% of the equity of Spin-Off Entity to the Public Company Equityholders of record determined as of such time (the “Distribution”), in each case pursuant to the terms of the organization documents of Public Company and Spin-Off Entity, respectively.

(c) Public Company and Spin-Off Entity will take all actions necessary to ensure that each eligible Subsidiary (or any eligible subsidiary of such Subsidiary) makes a valid election under section 754 of the U.S. Internal Revenue Code of 1986, as amended, and the corresponding provisions of state and local income tax law for the taxable year of each such Subsidiary that includes the date of the Distribution.

(d) Spin-Off Entity represents that the distribution of the Spin-Off Shares to the shareholders of Public Company will be exempt from registration under the Securities Act of 1933, as amended.

(e) The Spin-Off Entity will take all steps necessary or desirable such that the Spin-Off Entity Shares will be registered under the Exchange Act of 1934, as amended on a Registration Statement on Form 10 on the Spin-Off Date.

(f) The parties agree that the Spin-Out Business that is being spun out of the Company is essentially all of the business that is the Public Company’s activity.

(g) Employees and former employees of Public Company are currently provided benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by a third party provider. On and after the Spin-Off Date, all obligations and liabilities due to employees and former employees of Public Company will become the sole obligation of Spin-Off Entity, and no further obligation, or remaining obligation, shall be assigned to or incurred by Public Company.

2. Representations and Warranties of the Parties.

Each Party hereby represents and warrants to the other Parties, solely with respect to itself, that as of the date hereof:

(a) Each Party is duly formed or incorporated, validly existing and in good standing under the laws of its respective state or country of formation or incorporation and has the requisite entity power and authority to own all of its properties and assets and to carry on its business as presently conducted. Each Party has the full power and authority to execute, deliver and perform this Agreement and the other documents contemplated hereby.

(b) This Agreement and the provisions hereof are legal, valid and binding against each Party in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency and other similar laws, by any equitable principles affecting creditors’ rights generally, and by the discretion of the courts in granting equitable remedies, regardless of whether such enforceability is considered in a proceeding at law or in equity and regardless of whether such limitations are derived from constitutions, statutes, judicial decisions or otherwise.

Public Company hereby represents and warrants to Spin-Off Entity:

(a) After giving effect to the Contribution, (i) Public Company shall have transferred to Spin-Off Entity good and marketable title to all of its assets (excluding the equity of Merger Sub), (ii) Public Company shall have no assets other than 100% of the equity of Merger Sub, and (iii) Public Company shall have no obligations or liabilities (other than immaterial obligations or liabilities under agreements associated with its status as a publicly-traded Company, such as its contract with its transfer agent, that are not then due but are offset with a corresponding amount of cash or cash equivalents being retained by Public Company).

(b) Public Company will, but at Spin-Off Entity’s expense, take or cause to be taken all actions, and enter into (or cause its Subsidiaries to enter into) such agreements and arrangements, reasonably requested, as will be necessary to effect the release of and substitution of Spin-Out Entity and each of its Subsidiaries, as of the Spin-Off Date, for all primary, secondary, contingent, joint, several and other liabilities, if any, to the extent related to the Spin-Out Business.

3. Further Acts. Each Party agrees to do such further acts and execute, deliver, file and record such further documents and instruments as the other Parties may deem necessary or advisable to effectuate, evidence and record the transactions contemplated by this Agreement. Without limiting the foregoing, each Party transferring or issuing any equity interests under this Agreement shall deliver the persons receiving any such equity interests any certificate(s) (with any required endorsement), if applicable, representing such equity interests. Each of the Parties, on behalf of itself and as a shareholder and/or manager of any other Party hereby consents to the Contribution.

4. Survival. All agreements, representations and warranties made by Parties herein shall survive the date of this Agreement and shall be deemed to be material and to have been relied upon by each of the parties, respectively.

5. Third Parties. This Agreement is for the sole and exclusive benefit of the Parties and their respective successors and assigns, and no third party is intended to or shall have any rights or benefits hereunder; except that Merger Partner and Merger Sub are intended third party beneficiaries and have the right to enforce this Agreement. Spin-Off Entity acknowledges and agrees that it is obligated to indemnify, defend and hold harmless Public Company, Merger Partner and Merger Sub with respect to any and all liabilities of the Subsidiaries and any and all liabilities and obligations arising from or related to the Spin-Off Business or the Spin-Off Entity.

6. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

7. Entire Agreement; Modifications. This Agreement constitutes the entire agreement between the Parties regarding the subject matter hereof and supersedes all prior agreements. No change, modification or amendment shall be made to this Agreement unless set forth in writing and signed by each of the Parties.

8. Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances, other than those as to which it is held invalid, shall not be affected.

9. Headings; Construction. The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision.

10. Governing Law. This Agreement shall be interpreted and construed in accordance with the laws of the State of Delaware without regard to conflict of laws principles.

11. Counterparts. This Agreement may be executed in multiple counterparts with separate signature pages, and each such counterpart shall be considered an original, but all of which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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The Parties have executed and delivered this Distribution Agreement as of the date first written above.

CHANTICLEER HOLDINGS, INC.

By:	/s/ Patrick Harkleroad
Name:	Patrick Harkleroad
Title:	Chief Financial Officer

AMERGENT HOSPITALITY GROUP, INC.

By:	/s/ Michael D. Pruitt
Name:	Michael D. Pruitt
Title:	Chief Executive Officer

[Signature Page to Distribution Agreement]

Exhibit A

Subsidiary	Jurisdiction	Percent Owned
American Roadside Burgers, Inc.	DE, USA	100%
JF Franchising Systems, LLC	NC, USA	56%
JF Restaurants, LLC	NC, USA	56%
Jantzen Beach Wings, LLC	OR, USA	100%
Oregon Owl’s Nest, LLC	OR, USA	100%
Chanticleer South Africa (Pty) Ltd.	South Africa	100%
Hooters Emperors Palace (Pty.) Ltd.	South Africa	88%
Hooters On The Buzz (Pty) Ltd.	South Africa	95%
Hooters PE (Pty) Ltd.	South Africa	100%
Hooters Ruimsig (Pty) Ltd.	South Africa	100%
Hooters SA (Pty) Ltd.	South Africa	78%
Hooters Umhlanga (Pty.) Ltd.	South Africa	90%
Hooters Willows Crossing (Pty) Ltd	South Africa	100%
Chanticleer Holdings Limited	Jersey	100%
West End Wings Ltd.	England and Wales	100%
American Roadside Cross Hill, LLC	NC, USA	100%
American Roadside McBee, LLC	NC, USA	100%
Avenel Financial Services, LLC	NV, USA	100%
Avenel Ventures, LLC	VA, USA	100%
BGR Cascades, LLC	VA, USA	100%
BGR Chevy Chase, LLC	MD, USA	100%
BGR Dupont, LLC	DC, USA	100%
BGR Old Town, LLC	VA, USA	100%
BGR Potomac, LLC	MD, USA	100%
BGR Tysons, LLC	VA, USA	100%
BT’s Burgerjoint Biltmore, LLC	NC, USA	100%
BT’s Burgerjoint Promenade, LLC	NC, USA	100%
Chanticleer Advisors, LLC	NV, USA	100%
Chanticleer Finance UK (No. 1) Plc	England and Wales	100%
Chanticleer Investment Partners, LLC	NC, USA	100%
Dallas Spoon Beverage, LLC	TX, USA	100%
Dallas Spoon, LLC	TX, USA	100%
DineOut SA Ltd.	England and Wales	89%
Hooters Brazil	Brazil	100%
Tacoma Wings, LLC	WA, USA	100%